CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,092,000	$242.88

Pricing supplement no. 1164 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-I dated March 27, 2009	Registration Statement No. 333-155535 Dated March 4, 2011 Rule 424(b)(2)

$2,092,000 Review Notes Linked to Copper due September 9, 2011

General

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The notes are designed for investors who seek a fixed return of 5.45% if, on any day from and including June 6, 2011 to and including September 6, 2011 (i.e., any Review Date), the Commodity Price of Copper is at or above the Trigger Price. If the notes are not automatically called, investors should be willing to lose some or all of their principal if the Commodity Closing Level is less than the Commodity Starting Level by more than 12%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing September 9, 2011†
—	Minimum denominations of $1,000 and integral multiples thereof
—	The notes priced on March 4, 2011 and are expected to settle on or about March 9, 2011.
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The terms of the notes as set forth in “Key Terms” below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I. In particular, if the Commodity Closing Level is less than the Commodity Starting Level by more than the Contingent Buffer Amount of 12%, you will lose 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level (rather than 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level by more than the Buffer Amount, as described in product supplement no. 164-A-I), as set forth below under “Key Terms — Payment at Maturity.”

Key Terms

Commodity:	The notes are linked to the price of Grade A Copper (“Copper” or the “Commodity”), which will be determined by reference to the official cash settlement price per metric ton of Grade A Copper as determined by the London Metal Exchange (Bloomberg ticker “LOCADY”).
Automatic Call:	If the Commodity Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment as described below.
Trigger Price:	100% of the Commodity Starting Level
Payment if Called:	If the notes are automatically called on any Review Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $54.50 (5.45% × $1,000) that will be payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by no more than 12%, you will receive the principal amount of your notes at maturity.

If the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose 1% of the principal amount of your notes for every 1% that the Commodity Closing Level is less than the Commodity Starting Level and your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)

If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose some or all of your investment at maturity.

Contingent Buffer Amount:	12%. For purposes of the accompanying product supplement, the Contingent Buffer Amount is the Buffer Amount.
Commodity Return:	The performance of the Commodity from the Commodity Starting Level to the Commodity Closing Level calculated as follows:
Commodity Closing Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level:	$9,970.50, which is equal to the Commodity Price of the Commodity on the pricing date.
Commodity Closing Level:	The Commodity Price on the Final Review Date
Commodity Price:	On any day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the London Metal Exchange (the “LME”) and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “LOCADY” on such day
Review Dates†:	Each day, from and including June 6, 2011 to and including September 6, 2011 (the “Final Review Date”).
Call Settlement Date†:	The third business day after the applicable Review Date, except that if the notes are called on the Final Review Date, the Call Settlement Date will be the maturity date.
Maturity Date†:	September 9, 2011
CUSIP:	48125XGG5
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 164-A-I

Investing in the Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 164-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$5	$995
Total	$2,092,000	$10,460	$2,081,540
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $5.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. For additional related information, please see “Use of Proceeds” beginning on page PS-17 of the accompanying product supplement no. 164-A-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-33 of the accompanying product supplement no. 164-A-I.

The agent for this offering, JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 4, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 25, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 164-A-I dated March 27, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — If the Commodity Price is greater than or equal to the Trigger Price on any Review Date, your investment will yield a payment per note of $1,000 plus a call premium amount of $54.50 (5.45% x $1,000). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is six months, the notes will be automatically called before maturity if the Commodity Closing Level is at or above the Trigger Price on any Review Date and you will be entitled to the call price as set forth on the cover of this pricing supplement.

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CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by no more than 12%, you will be entitled to receive the full principal amount of your notes at maturity. If the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, for every 1% that the Commodity Closing Level is less than the Commodity Starting Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose at least 12% of your initial investment and may lose up to your entire initial investment at maturity.

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RETURN LINKED SOLELY TO THE PRICE OF COPPER — The return on the notes is linked solely to the price of a single commodity, Copper. The Commodity Price on any Review Date reflects the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as determined by the LME and displayed on Bloomberg under the symbol “LOCADY” on such Review Date, and the Commodity Return reflects the performance of the Commodity Price of Copper, expressed as a percentage, from the Commodity Starting Level to the Commodity Price on the Final Review Date. The price of Copper referred to above is different from the price of any futures contract related to Copper. For additional information about Copper, see the information set forth under “Description of Notes — Automatic Call” and “The Commodities” in the accompanying product supplement no. 164-A-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I. Notwithstanding any disclosure in product supplement no. 164-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts”

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-1

and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, you will lose 1% of your principal for every 1% that the Commodity Closing Level is less than the Commodity Starting Level. Under these circumstances, you will lose at least 12% of your initial investment and may lose up to your entire initial investment at maturity.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium of 5.45%, regardless of the appreciation in the Commodity, which may be significant. Because the Commodity Price at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment at maturity than you would have if you had invested directly in the Commodity.

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INVESTMENTS RELATED TO THE PRICE OF COPPER MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of Copper is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These variables may create additional investment risks that may cause the price of Copper to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.

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OWNING THE NOTES IS NOT THE SAME AS OWNING COPPER OR COPPER-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Copper, or exchange-traded or over-the-counter instruments based on Copper. You will not have any rights that holders of such assets or instruments have.

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THE MARKET PRICE OF COPPER WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Copper, we expect that generally the market value of the notes will depend in large part on the market price of Copper. The price of Copper is primarily affected by the global demand for and

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-2

supply of Copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for Copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for Copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their Copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for Copper in various applications. Their availability and price will also affect demand for Copper. Apart from the United States, Canada and Australia, the majority of Copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of Copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, Copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors.

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ON EACH REVIEW DATE, THE COPPER PRICE IS DETERMINED BY REFERENCE TO THE OFFICIAL CASH SETTLEMENT PRICE OF COPPER AS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper. Whether your notes are automatically called and the amount of your payment at maturity will be determined by reference to the Commodity Price of Copper, which will be based on the official cash settlement price of Copper as determined by the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 123 months forward following that third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If these aberrations occur, the official cash settlement prices of Copper and, consequently, the Commodity Price on any Review Date and the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price of Copper. For additional information about Copper, see the information set forth under “Description of Notes — Automatic Call” and “The Commodities” in the accompanying product supplement no. 164-A-I.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Copper and not to a diverse basket of commodities or a broad-based commodity index. The price of Copper may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

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REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-3

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Commodity on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the volatility, frequency and magnitude of changes in the price of Copper;
—	supply and demand trends for Copper;
—	the time to maturity of the notes;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory, geographical, meteorological and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-4

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the price of Copper as shown under the column “Commodity Price Appreciation / Depreciation at Review Date.” The following table assumes a Trigger Price equal to a hypothetical Commodity Starting Level of $9,900. The table reflects that the call premium used to calculate the call price applicable to any Review Date is 5.45%, regardless of the appreciation of the price of Copper, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Commodity Price	Commodity Price Appreciation / Depreciation at Review Date	Total Return at any Review Date Prior to the Final Review Date	Total Return at Maturity
$17,820.00	80.00%	5.45%	5.45%
$16,830.00	70.00%	5.45%	5.45%
$15,840.00	60.00%	5.45%	5.45%
$14,850.00	50.00%	5.45%	5.45%
$13,860.00	40.00%	5.45%	5.45%
$12,870.00	30.00%	5.45%	5.45%
$11,880.00	20.00%	5.45%	5.45%
$10,890.00	10.00%	5.45%	5.45%
$10,395.00	5.00%	5.45%	5.45%
$9,999.00	1.00%	5.45%	5.45%
$9,900.00	0.00%	5.45%	5.45%
$9,801.00	-1.00%	N/A	0.00%
$9,405.00	-5.00%	N/A	0.00%
$8,910.00	-10.00%	N/A	0.00%
$8,712.00	-12.00%	N/A	0.00%
$8,613.00	-13.00%	N/A	-13.00%
$7,920.00	-20.00%	N/A	-20.00%
$6,430.00	-30.00%	N/A	-30.00%
$5,940.00	-40.00%	N/A	-40.00%
$4,950.00	-50.00%	N/A	-50.00%
$3,960.00	-60.00%	N/A	-60.00%
$2,990.00	-70.00%	N/A	-70.00%
$1,980.00	-80.00%	N/A	-80.00%
$990.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Copper increases from the Commodity Starting Level of $9,900 to a Commodity Price of $10,890 on any Review Date. Because the Commodity Price on the applicable Review Date ($10,890) is greater than the Trigger Price of $9,900, the notes are automatically called, and the investor receives a single payment of $1,054.50 per $1,000 principal amount note on the applicable Call Settlement Date.

Example 2: The price of Copper is less than the Trigger Price on every Review Date, and the price of Copper decreases from the Commodity Starting Level of $9,900 to a Commodity Closing Level of $8,712 on the Final Review Date. Because (a) the price of Copper is less than the Trigger Price on every Review Date, (b) the Commodity Closing Level on the Final Review Date ($8,712) is less than the Trigger Price of $9,900 and (c) the Commodity Closing Level is not less than the Commodity Starting Level by more than 12%, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The price of Copper is less than the Trigger Price on every Review Date, and the price of Copper decreases from the Commodity Starting Level of $9,900 to a Commodity Closing Level of $4,950 on the Final Review Date. Because (a) the price of Copper is less than the Trigger Price on every Review Date, (b) the Commodity Closing Level on the Final Review Date ($4,950) is less than the Trigger Price of $9,900 and (c) the Commodity Closing Level is less than the Commodity Starting Level by more than 12%, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-5

Historical Information

The following graph sets forth the historical performance of the Copper based on the daily Commodity Price from January 3, 2006 through March 4, 2011. The Commodity Price on March 4, 2011 was $9,970.50. We obtained the Commodity Price below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Copper should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on any Review Date. We cannot give you assurance that the performance of the price of Copper will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Review Notes Linked to Copper	PS-6